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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

ATLANTIC POWER CORPORATION

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

Common Shares, no par value per share,
and the associated Rights to Purchase Common Shares
 (Title of Class of Securities)

04878Q863
(CUSIP Number of Class of Securities)

Jeffrey S. Levy, Esq.
Senior Vice President, General Counsel and Corporate Secretary
3 Allied Drive, Suite 155
Dedham, Massachusetts 02026
(617) 977-2400
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Craig B. Brod, Esq.
Neil R. Markel, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$25,000,000	$3,245

(1)
Calculated solely for the purposes of determining the filing fee based upon a transaction value of $25,000,000, an aggregate of up to 12,820,512 common shares at a purchase price of not more than $2.20 and not less than $1.95 per share in cash.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 for each $1,000,000 of the value of the transaction.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐ third-party tender offer subject to Rule 14d-1.

  ☒ issuer tender offer subject to Rule 13e-4.

  ☐ going-private transaction subject to Rule 13e-3.

  ☐ amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

  If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

 INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer (the "Offer") by Atlantic Power Corporation, a British Columbia corporation (the "Company"), to holders of its common shares, no par value (together with the purchase rights associated with such common shares, the "Common Shares"), to purchase up to an aggregate amount of $25,000,000 of such Common Shares for cash at a price of not more than US$2.20 per Common Share and not less than US$1.95 per Common Share (subject to any applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2020, and accompanying Issuer Bid Circular (the "Offer and Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, and which, collectively, as amended or supplemented from time to time, constitute the "Offer Documents".

        The Offer will commence on March 25, 2020 and expire at 5:00 p.m. (Toronto time) on April 30, 2020, unless extended, varied or withdrawn by the Company.

        This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All of the information set forth in the Offer and Circular is incorporated herein by reference in response to Items 1 through 11 of this Schedule TO in addition to the information specifically provided or incorporated by reference herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer and Circular.

Item 1.    Summary Term Sheet

        The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

        "Summary"

Item 2.    Subject Company Information

        (a)   The information set forth in the Offer and Circular under the following caption is incorporated herein by reference: "Issuer Bid Circular—Atlantic Power Corporation"

        (b)   The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

        "Offer to Purchase—The Offer"

        "Issuer Bid Circular—Authorized Capital"

        (c)   The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

        "Summary"

        "Issuer Bid Circular—Authorized Capital"

        "Issuer Bid Circular—Price Range of Common Shares"

Item 3.    Identity and Background of Filing Person

        (a)   This is an issuer tender offer wherein the Company is the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference.

Item 4.    Terms of the Transaction

        (a)(1) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

        "Summary"

        "Offer to Purchase—The Offer"

        "Offer to Purchase—Manner and Time of Acceptance"

        "Offer to Purchase—Procedure for Depositing Common Shares"

        "Offer to Purchase—Withdrawal Rights"

        "Offer to Purchase—Conditions of the Offer"

        "Offer to Purchase—Extension and Variation of the Offer"

        "Offer to Purchase—Taking Up and Payment for Deposited Common Shares"

        "Offer to Purchase—Treatment of Common Shares Not Deposited under the Offer"

        "Offer to Purchase—Other Terms"

        "Issuer Bid Circular—Acceptance for Payment and Payment for the Common Shares"

        "Issuer Bid Circular—United States Federal Income Tax Considerations"

        (a)(2) Not applicable.

        (b)   The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

        "Issuer Bid Circular—Interest of Directors and Officers and Transactions and Arrangements Concerning Common Shares"

Item 5.    Past Contracts, Transactions, Negotiations and Agreements

        (e)   The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

        "Summary"

        "Issuer Bid Circular—Interest of Directors and Officers and Transactions and Arrangements Concerning Common Shares"

        The Company has entered into the following plans and agreements in connection with its Common Shares:

        Amended and Restated Shareholder Rights Plan Agreement, dated effective as of June 19, 2019, between Atlantic Power Corporation and Computershare Investor Services, Inc., which includes the Form of Right Certificate as Exhibit A, filed as Exhibit (d)(4) to this Schedule TO.

        Deferred Share Unit Plan, dated as of April 24, 2007 of Atlantic Power Corporation, filed as Exhibit (d)(5) to this Schedule TO.

        Sixth Amended and Restated Long-Term Incentive Plan of the Company, filed as Exhibit (d)(6) to this Schedule TO.

        Transition Equity Grant Participation Agreement between Atlantic Power Services, LLC and James J. Moore, Jr., dated as of January 22, 2015, filed as Exhibit (d)(7) to this Schedule TO.

        Amendment to Transition Equity Grant Participation Agreement between Atlantic Power Services, LLC and James J. Moore, Jr., dated as of January 23, 2019, filed as Exhibit (d)(8) to this Schedule TO.

        The Company has entered into the following plans and agreements with respect to its other securities:

        Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of December 17, 2009, between Atlantic Power Corporation and Computershare Trust Company of Canada, filed as Exhibit (d)(1) to this Schedule TO.

        Fifth Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of December 11, 2012, among Atlantic Power Corporation, Computershare Trust Company of Canada and Computershare Trust Company, N.A., filed as Exhibit (d)(2) to this Schedule TO.

        Seventh Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of January 29, 2018, among Atlantic Power Corporation, Computershare Trust Company of Canada and Computershare Trust Company, N.A., filed as Exhibit (d)(3) to this Schedule TO.

        Except for such agreements, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Common Shares).

Item 6.    Purposes of the Transaction and Plans or Proposals

        (a)   The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

        "Issuer Bid Circular—Purpose and Effect of the Offer"

        (b)   Common Shares taken up and paid for by the Company in the Offer will be cancelled.

        (c)   The information set forth in the Offer and Circular under the following caption is incorporated herein by reference: "Issuer Bid Circular—Purpose and Effect of the Offer"

Item 7.    Source and Amount of Funds or Other Consideration

        (a)   The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

        "Offer to Purchase—The Offer"

        "Issuer Bid Circular—Purpose and Effect of the Offer"

        "Issuer Bid Circular—Source of Funds"

  (b)
  Not applicable.

  (d)
  Not applicable.

Item 8.    Interest in Securities of the Subject Company

        (a)    Securities Ownership.    The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

        "Issuer Bid Circular—Interest of Directors and Officers and Transactions and Arrangements Concerning Common Shares"

        (b)    Securities Transactions.    The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

        "Issuer Bid Circular—Previous Purchases and Sales of Securities"

        "Issuer Bid Circular—Previous Distribution of Common Shares"

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used

        (a)   The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

        "Issuer Bid Circular—Depositary"

        "Issuer Bid Circular—Fees and Expenses"

        (b)   Not applicable.

Item 10.    Financial Statements

        (a)    Financial Information.    The Company does not believe it is required to include financial information due to the fact that this information is not considered material because, among other reasons, the consideration offered in the Offer consists solely of cash, there is no financing condition and the Company is a public reporting company.

        (b)    Pro Forma Information.    The Company does not believe it is required to include pro forma information due to the fact that this information is not considered material because, among other reasons, the consideration offered in the Offer consists solely of cash, there is no financing condition and the Company is a public reporting company.

Item 11.    Additional Information

        (a)   The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

        "Issuer Bid Circular—Previous Purchases and Sales of Securities"

        "Issuer Bid Circular—Previous Distribution of Common Shares"

        "Issuer Bid Circular—Certain Legal Matters; Regulatory Approvals"

        (c)   The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

        "Issuer Bid Circular—Additional Information"

Item 12.    Exhibits

Exhibit Number		Description
(a)(1)(i)	*	Offer to Purchase and Issuer Bid Circular, dated March 25, 2020.
(a)(1)(ii)	*	Letter of Transmittal, dated March 25, 2020.
(a)(1)(iii)	*	Notice of Guaranteed Delivery, dated March 25, 2020.
(a)(5)(i)	*	Press Release, dated March 25, 2020.
(b)		Not applicable.

Exhibit Number	Description
(d)(1)	Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of December 17, 2009, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company's registration statement on Form 10-12B filed on April 13, 2010).
(d)(2)	Fifth Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of December 11, 2012, among Atlantic Power Corporation, Computershare Trust Company of Canada and Computershare Trust Company, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on December 11, 2012).
(d)(3)	Seventh Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of January 29, 2018, among Atlantic Power Corporation, Computershare Trust Company of Canada and Computershare Trust Company, N.A. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 29, 2018).
(d)(4)	Amended and Restated Shareholder Rights Plan Agreement, dated effective as of June 19, 2019, between Atlantic Power Corporation and Computershare Investor Services, Inc., which includes the Form of Right Certificate as Exhibit A (incorporated by reference to the Company's Current Report on Form 8-K filed on June 20, 2019).
(d)(5)	Deferred Share Unit Plan, dated as of April 24, 2007 of Atlantic Power Corporation (incorporated by reference to the Company's registration statement on Form 10-12B filed on April 13, 2010).
(d)(6)	Sixth Amended and Restated Long-Term Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K filed on January 24, 2019).
(d)(7)	Transition Equity Grant Participation Agreement between Atlantic Power Services, LLC and James J. Moore, Jr., dated January 22, 2015 (incorporated by reference to the Company's Current Report on Form 8-K filed on January 23, 2015).
(d)(8)	Amendment to Transition Equity Grant Participation Agreement between Atlantic Power Services, LLC and James J. Moore, Jr., dated as of January 23, 2019 (incorporated by reference to the Company's Current Report on Form 8-K filed on January 24, 2019).

*
Filed herewith.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLANTIC POWER CORPORATION
Date: March 25, 2020	By:	/s/ JAMES J. MOORE, JR. Name: James J. Moore, Jr. Title: President and Chief Executive Officer

I-1

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INTRODUCTORY STATEMENT
  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contracts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
SIGNATURE